Following Unanimous Ruling from Superior Court of Peru Confirming Company's Title to 32 Disputed Concessions, INGEMMET and MINEM Petition the Supreme Court in a Final Attempt to Reverse the Ruling

VANCOUVER, BRITISH COLUMBIA, December 29, 2023 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) announces that it has been notified that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings relating to the title of 32 disputed concessions out of a total of 174 owned by the Company's subsidiary, Macusani Yellowcake ("Macusani"). If jurisdiction is established, INGEMMET and MINEM will attempt to persuade the Supreme Court to overturn the recent Superior Court ruling in favor of Macusani.

Key facts:

• The Supreme Court normally only hears cases where the law is claimed to have been misapplied, where a mistrial has occurred or where a matter of national security is at stake;

• More than 75% of petitions to the Supreme Court are rejected before being heard because they do not meet the required threshold and the Supreme Court does not assume jurisdiction;

• In this case:

A. All previous court hearings have been ruled in favor of the Company, including a very strong recent ruling from the Superior Court;

B. The Superior Court unanimously rejected appeals filed by INGEMMET and MINEM in the first instance and refuted all of their arguments;

C. The facts of this case are clear and the Company has never lost title to these "disputed" concessions.

• The Company believes there are no grounds for the Supreme Court to assume jurisdiction and these petitions should be rejected as soon as possible to mark the end of this case;

• The Company will take all other appropriate actions necessary to protect its interests; and

• This dispute relates to approx. 18% of the Company's total concessions on the Macusani Plateau and it will continue to aggressively develop its projects in any event.

Simon Clarke, CEO of American Lithium, says: "Following recent work, Falchani is now the 4th largest hard-rock lithium project globally and Macusani uranium is one of the largest pre-construction uranium projects in the world and both have potential for significant additional growth. Both projects position Peru to be a major global player in the production of critical minerals and products that are required to enable the transition to the new energy economy. This will bring significant economic and other benefits, not only to the Company but also to the communities surrounding the projects, the Puno region and Peru as a whole.

Against this backdrop and given the Government of Peru has recently and repeatedly stressed its desire to see lithium developed as quickly as possible as an industrial metal, this attempt to resurrect and prolong this unfounded case is both frustrating and counter intuitive and clearly runs contrary to public interest. The facts of the case are clear cut and this attempt by certain officials within INGEMMET and MINEM to continue to try to cause confusion and delay and to try to use the institution of the Supreme Court for their own personal agendas is frankly disappointing. However, we remain highly confident that common sense and justice will prevail and that these petitions will be rejected for the benefit of all stakeholders."

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility is advancing well TLC and Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on October 16, 2023, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.